Exhibit 12.1

Exelon Corporation

Ratio of Earnings to Fixed Charges

						Quarter
						Ended
	Years Ended December 31,					March 31,
	2007	2008	2009	2010	2011	2012
Pre-tax income from continuing operations	4,172	4,034	4,418	4,221	3,952	358
Plus: Loss from equity investees	106	26	27	—	1	22
Less: Capitalized interest	(46)	(33)	(55)	(43)	(57)	(15)
Preference security dividend requirements of consolidated subsidiaries	(6)	(6)	(7)	(7)	(6)	(3)

Pre-tax income from continuing operations after adjustment for income or loss from equity investees, capitalized interest and preference security dividend requirements	4,226	4,021	4,383	4,171	3,890	362
Fixed charges:
Interest expensed and capitalized, amortization of debt discount and premium on all indebtedness (a)	896	865	761	836	761	205
Interest component of rental expense (b)	290	289	230	241	237	49
Preference security dividend requirements of consolidated subsidiaries	6	6	7	7	6	3

Total fixed charges	1,192	1,160	998	1,084	1,004	257
Pre-tax income from continuing operations after adjustment for income or loss from equity investees, capitalized interest and preference security dividend requirements plus fixed charges	5,418	5,181	5,381	5,255	4,894	619
Ratio of earnings to fixed charges	4.5	4.5	5.4	4.8	4.9	2.4

(a)	Includes interest expense of $4 million for the quarter ended March 31, 2012 and $1 million, $109 million, $7 million, $0 and $13 million for the years ended December 31, 2011, 2010, 2009, 2008 and 2007, respectively, related to uncertain income tax positions.
(b)	Represents one-third of rental expense relating to operating leases, which is a reasonable approximation of the interest factor.